Exhibit 99.2
Hydrogenics Corporation
First Quarter 2007 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three months ended March 31, 2007 and updates our MD&A for fiscal 2006. The information contained herein should be read in conjunction with the audited Consolidated Financial Statements and Auditors’ Report for fiscal 2006. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation”, “Hydrogenics”, “our”, “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated May 10, 2007 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees the future performance of Hydrogenics, as there are unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include, but are not limited to risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, except as required by law. Readers are expected to review the section in our 2006 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Revenues for the three months ended March 31, 2007 were $6.9 million, compared to $6.1 million for the corresponding period in 2006. This 12% increase is attributed to increased revenues in our Power Systems and Test Systems business units, which were partially offset by lower revenues in our OnSite Generation business unit.
Net loss for the three months ended March 31, 2007 was $8.3 million, or ($0.09) per share, consistent with $8.3 million, or ($0.09) per share, for the same period in 2006. This reflects $2.1 million of restructuring and streamlining costs, $1.6 million of increased research and product development expenses offset by $2.1 million of decreased amortization charges and $1.6 million of other charges.
Cash used in operations and capital expenditures for the three months ended March 31, 2007 was $9.6 million compared to $5.3 million for the same period in 2006. This 82% increase is attributed to $2.1 million of increased cash outflows from operations excluding working capital movements and a $2.2 million increase in working capital requirements.
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The applications of these and other accounting policies are described in note 2 of our 2006 annual consolidated financial statements. There have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2006. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets

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Hydrogenics Corporation
and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three months ended March 31, 2007 are unchanged from those disclosed in our 2006 annual consolidated financial statements, except that they include the adoption of U.S. standards noted below.
Canadian Standards. In December 2006, The Canadian Institute of Chartered Accountants (“CICA”) issued Section 1535, which establishes the standards for disclosing information about an entity’s capital and how it is managed. CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We plan to adopt this new guidance effective January 1, 2008. We do not expect the adoption of this guidance to have a material impact on our financial position, the results of our operations or our cash flows.
U.S. Standards. In June 2006, The Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, de-recognition, disclosure and transition, and interest and penalties. We adopted this standard for U.S. GAAP reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on our financial position, results of our operations or our cash flows under U.S. GAAP reporting.
Controls and Procedures
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws, and include controls and procedures that are designed to ensure information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
As at March 31, 2007, an evaluation was carried out under the supervision and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under the Ontario Securities Commission Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings.” Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at March 31, 2007.
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the interim period ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Results of Operations
Revenues for the three months ended March 31, 2007 were $6.9 million, an increase of $0.7 million, or 12% compared to the three months ended March 31, 2006 and reflect increased revenues in the Power Systems and Test Systems business units of 36% and 34%, respectively, which were partially offset by a 24% decrease in revenues in the OnSite Generation business unit attributed to a gradual increase in production levels. The following table provides a breakdown of our revenues for the reported period:

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Hydrogenics Corporation

	Three months ended
	March 31,
	2007	2006

OnSite Generation	$1,815	$2,400
Power Systems	1,555	1,143
Test Systems	3,480	2,593

	$6,850	$6,136

•	OnSite Generation’s revenues for the three months ended March 31, 2007 decreased primarily as a result of the measured recovery from supply chain and quality issues. Revenues for the three months ended March 31, 2007 consisted of sales of electrolyzer products to customers in industrial markets. As at March 31, 2007, we had $17.8 million of confirmed orders for OnSite Generation products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2007.

•	Power Systems’ revenues for the three months ended March 31, 2007 increased primarily as a result of the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. As at March 31, 2007, we had $8.1 million of confirmed orders for Power Systems products and services, approximately one-third of which are anticipated to be delivered and recognized as revenue in 2007.

•	Test Systems’ revenues for the three months ended March 31, 2007 increased primarily as a result of a higher order backlog at the beginning of the current year. As at March 31, 2007, we had $4.9 million of confirmed orders for Test Systems, products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2007.
Cost of revenues for the three months ended March 31, 2007 was $5.9 million, an increase of $0.9 million from the first quarter of 2006. Expressed as a percentage of revenues, cost of revenues was 87% in the first quarter of 2007 compared to 83% for the same period in 2006. This 4% increase is primarily attributed to lower overhead absorption in our OnSite Generation business unit due to lower revenue. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation’s cost of revenues for the three months ended March 31, 2007 was $2.1 million. Expressed as a percentage of revenues, cost of revenues was 117% for the three months ended March 31, 2007 compared to 103% for the corresponding period in 2006. This 14% increase is primarily attributed to lower overhead absorption as a result of lower revenues.

•	Power Systems’ cost of revenues for the three months ended March 31, 2007 was $1.2 million. Expressed as a percentage of revenues, cost of revenues was 75% for the three months ended March 31, 2007 compared to 62% for the corresponding period in 2006. This 13% increase is primarily attributed to product mix compared to the corresponding period in 2006.

•	Test Systems’ cost of revenues for the three months ended March 31, 2007 was $2.6 million. Expressed as a percentage of revenues, cost of revenues was 76% for the three months ended March 31, 2007 compared to 73% for the corresponding period in 2006. This 3% increase is primarily attributed to a reduced proportion of testing services revenues in the first quarter of 2007 compared to the corresponding period in 2006.
Selling, general and administrative expenses (“SG&A”) were $6.9 million for the three months ended March 31, 2007, compared to $6.6 million for the corresponding period in 2006. This $0.3 million increase in SG&A reflects a $2.1 million severance charge incurred in the first quarter of 2007 to streamline operations, which was partially offset by: (i) $1.1 million of savings related to Sarbanes-Oxley Act implementation and other business strategy matters; and (ii) $0.7 million of savings, as a result of a strengthening of the U.S. dollar relative to the Canadian dollar compared with the corresponding period in 2006.

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Hydrogenics Corporation
Research and product development expenses (“R&D”) for the three months ended March 31, 2007 were $2.9 million, an increase of $1.6 million or 135% compared to the first quarter of 2006. This increase reflects a $0.5 million increase in research and product development expenditures and a $1.1 million decrease in research and product development funding from third parties. The increase in research and product development expenditures is primarily attributable to the continued development of our S-4000 electrolytic hydrogen generation technology and engineering initiatives for our S-1000 electrolytic hydrogen product line in our OnSite Generation business unit and the continued development of fuel cell products for backup power and light mobility applications in our Power Systems business unit.
Amortization of property, plant and equipment was $0.2 million for the three months ended March 31, 2007, a decrease of $0.1 million from the three months ended March 31, 2006. Compared to 2006, the average age of our assets has increased resulting in reduced amortization charges for the three months ended March 31, 2007.
Amortization of intangible assets was $0.1 million for the three months ended March 31, 2007, a decrease of $2.0 million from the three months ended March 31, 2006. The $2.0 million decrease is due to the impairment assessment of intangible assets in 2006, which resulted in the reduction of the carrying value of identifiable intangible assets to $0.5 million.
Provincial capital tax expense was $nil for the three months ended March 31, 2007, consistent with the three months ended March 31, 2006.
Interest, net was $0.9 million for the three months ended March 31, 2007 and 2006. The higher yields on underlying investments for the three months ended March 31, 2007 was offset by a decrease in cash and cash equivalents and short-term investments.
Foreign currency gains for the three months ended March 31, 2007 were $0.1 million compared to losses of $0.1 million in the three months ended March 31, 2006. This improvement is attributed to exchange rate differences.
Income tax expense for the three months ended March 31, 2007 was $nil, consistent with the three months ended March 31, 2006.
Net loss for the three months ended March 31, 2007 was $8.3 million compared to $8.3 million in the three months ended March 31, 2006. Net loss for the three months ended March 31, 2007 by segment was as follows: OnSite Generation $2.3 million; Power Systems $4.3 million; Test Systems $0.2 million; and Corporate & Other $1.5 million. Additional net loss commentary for the three months ended March 31, 2007 is as follows:
•	OnSite Generation incurred a net loss of $2.3 million for the three months ended March 31, 2007 compared to a net loss of $1.4 million for the three months ended March 31, 2006. This increase in net loss is primarily attributed to reduced revenues.

•	Power Systems incurred a net loss for the three months ended March 31, 2007 of $4.3 million compared to a net loss of $1.5 million for the three months ended March 31, 2006. This increase in net loss is primarily related to increased research and product development costs and a one time charge reflecting a majority of the $2.1 million severance charge incurred in the first quarter of 2007.

•	Test Systems incurred a net loss of $0.2 million for the three months ended March 31, 2007, consistent with the three months ended March 31, 2006.

•	Corporate & Other incurred a net loss of $1.5 million for the three months ended March 31, 2007 compared to $5.2 million for the three months ended March 31, 2006. This $3.7 million reduction in net loss is primarily attributed to (i) $1.1 million of reduced consulting costs relating to Sarbanes-Oxley Act implementation and business strategy matters; (ii) a $2.1 million reduction in amortization charges; and $0.5 million of other charges.
Net loss per share for the three months ended March 31, 2007 was $0.09, consistent with the three months ended March 31, 2006. Options granted under our stock option plan have not been included in the calculation of the

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Hydrogenics Corporation
diluted loss per share as the effect would be anti-dilutive.
Weighted average number of shares outstanding for the three months ended March 31, 2007 was 91,896,363 (three months ended March 31, 2006 — 91,705,236). The number of common shares outstanding as at March 31, 2007 was 91,765,691 (March 31, 2006 — 91,748,666). The increase in the number of common shares outstanding was attributable to the exercise of stock options. Stock options outstanding as at March 31, 2007 were 7,973,398 (March 31, 2006 — 6,325,053) of which 1,285,587 were exercisable (March 31, 2006 — 3,338,387).
Financial Condition, Liquidity and Capital Resources
Cash and cash equivalents and short-term investments were $51.0 million as at March 31, 2007, a decrease of $9.3 million from December 31, 2006. This decrease is attributable to $6.8 million of net losses (excluding non-cash items), a $2.6 million increase in non-cash working capital requirements, and $0.2 million of investing outflows excluding movements in short-term investments, which were partially offset by $0.3 million of financing inflows.
Cash and cash equivalents used in operating activities for the three months ended March 31, 2007 were $9.4 million. Cash and cash equivalents used in operating activities during the three months ended March 31, 2006 were $5.0 million. This $4.4 million increase is related to a $2.2 million increase in loss from operations and a $2.2 million increase in working capital requirements.
Cash and cash equivalents used in investing activities, excluding movements in short-term investments for the three months ended March 31, 2007 were $0.2 million. Cash and cash equivalents used in investing activities for the three months ended March 31, 2006 were $0.3 million. This $0.1 million decrease was primarily the result of a reduction in capital expenditures compared to the corresponding period in 2006.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications, based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for up to the next two years. However, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 1 of our 2006 Annual Report and page 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
Credit Facilities
We have $11.8 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $3.3 million were issued against these lines of credit as at March 31, 2007. These letters of credit have various expiry dates extending to October 2011. We are in compliance with our debt covenants.
Contingent Off-Balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $11.7 million (December 31, 2006 — $11.8 million) toward agreed upon research and development project costs. The utilized amount of the advances as at March 31, 2007 was $11.7 million (December 31, 2006 —

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Hydrogenics Corporation
$11.8 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.9 million in revenues from these technologies has been recognized and a repayable amount of less than $0.1 million has been reflected in our accounts. These arrangements will expire in stages between November 30, 2009 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2006 Annual Report.
Outlook
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 1 of our 2006 Annual Report and page 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining was effected by March 31, 2007. A significant component of this restructuring and streamlining involved a workforce reduction across all business units. In order to effect this workforce reduction, the Corporation incurred a one-time pre-tax charge of approximately $2.1 million during the first quarter of 2007. This workforce reduction is anticipated to represent approximately $4.0 million of annualized cost savings .
During 2007, and for the next several years, we anticipate we will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications, and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided as follows:
•	Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy markets. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases.

•	Our strategy for our Power Systems business unit is to sell into early adopting markets as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets, light mobility markets as well as various military markets.

•	Our strategy for our Test Systems business unit is to continue to offer services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.
We have taken a number of actions in the three months ended March 31, 2007 that will enable us to increase margins in 2007 compared to 2006. However, we expect that margins will remain low for the foreseeable as a result of: (i) a larger percentage of revenues emanating from our OnSite Generation business unit, which has historically generated lower gross margins; (ii) the time necessary to introduce our new S-4000 electrolytic generator product; (iii) the time required for our Power Systems products to enter commercial markets; and (iv) our ability to improve

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Hydrogenics Corporation
operational efficiencies across all business units. At the same time, we are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We anticipate achieving annualized cost savings from the streamlining and restructuring initiative we have undertaken. Accordingly, we anticipate that our S,G&A costs will be lower than historic levels for the remainder of 2007. However, we expect that R&D costs will increase in the future to support product development initiatives as we commercialize our products, primarily in our OnSite Generation and Power Systems business units. We also expect that our level of capital expenditures will increase in future years compared to historical levels as we invest in the property, plant and equipment that we believe is necessary to grow our operations.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
except per share	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
amounts	2007	2006	2006	2006	2006	2005	2005	2005

Revenues	$6,850	$9,547	$9,000	$5,376	$6,136	$9,057	$10,537	$6,293

Net Loss	(8,306)	(22,069)	(90,732)	(9,626)	(8,332)	(9,136)	(7,517)	(9,499)

Net Loss Per Share (Basic & Fully Diluted)	(0.09)	(0.23)	(0.99)	(0.11)	(0.09)	(0.11)	(0.08)	(0.10)

Weighted Average Common Shares Outstanding	91,896,363	91,916,466	91,858,314	91,781,393	91,705,236	91,679,966	91,678,279	91,675,121

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